EXHIBIT 99.1

INNOCOLL HOLDINGS PLC

ANNUAL GENERAL MEETING 2016

DECLARED VOTING RESULTS

No.	RESOLUTION	TOTAL VOTES CAST	FOR	AGAINST	ABSTAIN
1.1	Re-election of Jonathan Symonds as a director	12,522,264	12,518,039	3,025	1,200

1.2	Re-election of Shumeet Banerji as a director	12,522,264	12,518,039	3,025	1,200

1.3	Re-election of David R. Brennan as a director	12,522,264	12,518,039	3,025	1,200

1.4	Re-election of A. James Culverwell as a director	12,522,264	12,518,039	3,025	1,200

1.5	Re-election of Rolf D. Schmidt as a director	12,522,264	12,508,630	12,434	1,200

1.6	Re-election of Joseph Wiley as a director	12,522,264	12,518,039	3,025	1,200

1.7	Re-election of Anthony P. Zook as a director	12,522,264	12,518,039	3,025	1,200

2	Authorize the directors to fix the remuneration of the auditors	12,522,264	12,500,256	21,708	300

3	Authorize the price range at which the Company can re-allot shares that it holds as treasury shares	12,522,264	10,284,565	2,055,986	181,713